Contact

www.linkedin.com/in/
peterdiamandis (LinkedIn)
www.diamandis.com/ (Company)
www.diamandis.com (Personal)

Top Skills

Entrepreneurship
Leadership
Management

Peter H. Diamandis

Data-driven optimist inspiring entrepreneurs through research, investment & community to create an abundant future for humanity | M.D. | Futurist | Speaker | Podcast Host | 4x NY Times Best-Selling Author

Santa Monica, California, United States

Summary

Many people know me as an entrepreneur, technologist, futurist, New York Times bestselling author, TED speaker, and the founder of over 25 companies. But at my core, I'm a nine-year-old with a healthy disregard for the impossible, always pursuing my boldest dreams.

As a young boy, I was captivated by the Apollo 11 Moon landing—an event that sparked my dream to explore the final frontier and bring humanity with me.

Growing up in a family of Greek immigrants, I was expected to follow my father into medicine. I earned my M.D. from Harvard and degrees in Molecular Genetics and Aerospace Engineering at MIT, and thought NASA was my path to space. I quickly realized it wasn't and turned to entrepreneurship to transform science fiction into reality.

Now, I've co-founded and invested in companies across space, longevity, AI, education, and more, all with a core mission to drive humanity forward using exponential technologies.

My work has been recognized globally, including being named one of Fortune's "World's 50 Greatest Leaders." My New York Times bestsellers, include Abundance, Bold, The Future is Faster Than You Think, and Life Force.

A few of my most notable ventures include:

- XPRIZE Foundation: Uses large-scale incentive competitions to solve the world's biggest challenges. We've launched $600M of prizes (30 over 30 years) to spark breakthroughs across industries

- Celularity: A cellular therapy company focused on extending the healthy human lifespan

- Fountain Life: A company providing advanced diagnostics and therapeutics to extend longevity by detecting diseases early and enhancing overall wellness

- Singularity University: A Silicon Valley institution studying exponential technologies and their ability to transform industries and solve humanity's grand challenges

- BOLD Capital Partners (BOLD) & Exponential Ventures (XPV): BOLD is my venture fund focused on biotech and longevity, and XPV focus on incubating AI Startups

- Abundance360 (A360): A year-round program for entrepreneurs, investors, and executives focused on leveraging exponential technologies—like AI, robotics and biotech—to drive positive change and leave a legacy

At Abundance360 "we believe the best way to predict the future is to create it yourself." We also believe that "the world's biggest problems, are the world's biggest business opportunities". My A360 community thinks boldly, innovates fearlessly, and tackles the world's greatest challenges.

Join me at the 2025 Abundance360 Summit to explore the power of tech convergence and lead in this era of exponential change.

Experience

Abundance360
Founder & Curator
March 2012 - Present (12 years 9 months)

Abundance360 shapes your mindset and gives you access to world-changing technologies. Join a dynamic and private community of entrepreneurs, CEOs, and investors, who meet annually at our in-person Summit and quarterly during our virtual workshops.

XPRIZE
Founder & Executive Chairman
1994 - Present (30 years)

Recently named by Fortune as one of the "World's 50 Greatest Leaders," Peter H. Diamandis is the founder and executive chairman of the XPRIZE Foundation, which leads the world in designing and operating large-scale incentive competitions.

Singularity University
Exec. Chairman & Co-Founder
2008 - Present (16 years)

Created as a new university (co-Founded with Ray Kurzweil) on the campus of NASA Ames/Moffett, Singularity University is an interdisciplinary, international graduate level institution focused on exponentially growing technologies and their ability to be used to address humanity's Grand Challenges. (www.singularityu.org).

Vaxxinity
Co-Founder and Vice-Chairman
2020 - Present (4 years)

Human Longevity, Inc.
Co-Founder & Vice Chairman
2014 - Present (10 years)

HLI is focused extending the healthy human life-span. Making 100 years-old, the "new 60". The company is backed by a group of world-class investors (www.HumanLongevity.com).

BOLD Capital Partners
Co-Founder
2015 - Present (9 years)
LA + Bay Area

Venture capital firm investing in exponential transformation. We back entrepreneurs and companies utilizing exponential technologies, focused on disrupting existing industries and trying to solve the world's biggest problems.

Celularity, Inc.
Co-Founder & Vice Chairman
2016 - Present (8 years)
Warren, New Jersey

Commercial-stage cell therapeutics company delivering transformative allogenic cellular therapies, engineered from the postpartum human placenta, in cancer immunotherapy and functional regeneration.

Peter H. Diamandis (PHD Ventures)

Owner

January 2010 - Present (14 years 11 months)

Los Angeles County, California, United States

Space Adventures

Co-Founder, Managing Director

1997 - Present (27 years)

(www.spaceadventures.com). Space Adventures is the leading space- tourism company. Space Adventures has flown 8 private customer-missions to the Int'l Space Station since 2001.

Zero-G

President, Chairman, & CEO

January 1994 - Present (30 years 11 months)

ZERO-G is a Space Entertainment Company providing weightless experiences aboard its 'zero-g aircraft.' The company operates FAA-certified Boeing 727 aircraft. Zero-G provides NASA with parabolic flight services for research, education and training, having flown over 10,000 customers.

BlastOff! Corporation

CEO

January 2000 - January 2001 (1 year 1 month)

BlastOff! Corporation an idealab! company, which designed the first private mission to land on the Moon as a mix of entertainment, internet and space. The company brought together to talent from NASA/JPL and Hollywood.

Angel Technology

President

1995 - 1999 (4 years)

Angel Technologies Corporation is a commercial communications company developing wireless broadband communications networks.

Constellation Communications, Inc. (CCI)

Founder & Director

January 1991 - January 1993 (2 years 1 month)

CCI is one of five low-Earth (L-Band) Orbit satellite constellation for voice telephony. Constellation was funded to deploy an equatorial ring of 10 satellites to provide communications primarily to Brazil and Indonesia. The company was sold to E-Systems & Orbital.

International Microspace Inc. (IMI)
Founder & CEO
January 1989 - January 1992 (3 years 1 month)

IMI was an entrepreneurial space technologies company focusing on the provision of low-cost launch services (ORBEX™ launch vehicle program). IMI was awarded a launch services contract for 1 launch plus 9 options from SDIO worth up to $125M. IMI was purchased by CTA Incorporated in 1993.

International Space University
Founder, Managing Director, & Chief Operating Officer
1987 - January 1989 (2 years)

ISU is the world's leading graduate program for multi-national and multi-disciplinary study of space involving over 30 nations and 140 graduates per year. ISU has established a $30M graduate level campus in Strasbourg, France.

NASA Johnson Space Center
Graduate Researcher
January 1985 - January 1988 (3 years 1 month)

GRADUATE RESEARCHER at NASA Johnson Space Center and MIT Man-Vehicle Laboratory, and MIT's Whitehead Biomedical Institute. Conducted research on artificial gravity utilizing short-arm centrifuges for astronaut health maintenance.

Education

Harvard
MD, Medicine · (May 1989)

MIT
MS, AeroAstro · (May 1987)

MIT
BS, Molecular Biology · (May 1983)

International Space University

PHD, Doctor of Space Achievement

Massachusetts Institute of Technology

HST, Health, Sciences and Technology